EXHIBIT 99.1
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THIRD QUARTER 2004 REPORT

THIS THIRD QUARTER REPORT AND INTERIM MD&A CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING, BUT NOT LIMITED TO, WEATHER CONDITIONS AFFECTING THE OIL PATCH; DRILLING RIG AVAILABILITY; DEMAND FOR OIL AND GAS; SUPPLY, DEMAND AND PRICE FOR SCRAP METAL AND OTHER RAW MATERIALS; SUPPLY, DEMAND AND PRICE FOR ELECTRICITY AND NATURAL GAS; DEMAND AND PRICES FOR PRODUCTS PRODUCED BY IPSCO; GENERAL ECONOMIC CONDITIONS; AND CHANGES IN FINANCIAL MARKETS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH CANADIAN SECURITIES REGULATORS (AT WWW.SEDAR.COM) AND THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2003, ITS MD&A, PARTICULARLY AS DISCUSSED UNDER THE HEADING "BUSINESS RISKS AND UNCERTAINTIES," ITS ANNUAL INFORMATION FORM AND ITS FORM 40-F.

PRESIDENT'S LETTER TO THE SHAREHOLDERS

Throughout the third quarter, markets for IPSCO's products have continued at a robust level with steadily increasing revenues. Coupled with good operating performance through the period, the net result was very strong profit and generation of $117 million of cash.

IPSCO tubular product demand has been led by oil country tubular goods, in both Canada and the U.S., with demand at a high level (disrupted somewhat by wet weather in Western Canada) allowing for the recovery of steel cost increases and additional margin enhancement through the period. Industrial pipe product demand was good until mid-third quarter when increased buyer inventories and expectations of lowering prices caused customers to temporarily slow purchases. The pricing for tubular products has been driven primarily by hot rolled coil prices and realized prices for these products have increased every quarter this year.

Steel product sales have continued under an allocation program with customer requests for product exceeding the available supply. The demand for plate products has been excellent, in particular from OEM buyers, but also from service center accounts. Prices rose each month in the quarter, and additional price increases have been announced for October and January 2005. Raw material surcharges dropped to a low in June, before increasing to higher levels through the third quarter. IPSCO's surcharge mechanism essentially tracks changes in the price of scrap, recovering the increase in prices paid for this key raw material. Wide coil and cut-to-length products have likewise seen strong demand and prices have increased through the third quarter.

IPSCO's steel mill production was impacted by a scheduled maintenance outage in Montpelier, as well as an unscheduled outage at Mobile due to Hurricane Ivan. The Mobile Steelworks was shut down two days before the arrival of Ivan in order to allow for orderly preparation for the storm and also to allow employees time to prepare and to evacuate. The mill itself received little direct damage and normal production resumed three days after the storm passed. There were delays in shipping and logistics in the period after Ivan. However, due to the diligence and commitment of our employees, the impact of this outage was kept to a minimum.

IPSCO's strong operating results are being driven by demand in North America for plate steel and for oil and gas tubular products. In recent quarters, demand for steel mill production has exceeded capacity. This appears to be an industry-wide reality. IPSCO has just finalized the allocation of its steel production for the fourth quarter and expects that its operating results in the fourth quarter will exceed those of the third. Additionally, IPSCO has recently increased plate prices and will shortly allocate its capacity for the first quarter of 2005. Although it is difficult to project too far into the future, the significant increase in order backlog at many of our major OEM customers, coupled with strength in oil and gas, suggests that these robust market conditions will continue beyond the first quarter of 2005.

Given the strong cash flow experienced by the Company in its current quarter and the near term positive outlook, IPSCO expects its cash position to exceed debt by the end of 2005. IPSCO is currently involved in a disciplined process to evaluate cash uses, including capital investment opportunities, debt retirement, share repurchase or dividend increases. The recently announced decisions to increase the common share dividend and to redeem the subordinated debt are initial outcomes of this process. IPSCO has no plans to build new steel mills in North America given the current relative balance of supply and demand. However the Company will continue to round out the capacity opportunities inherent in the existing mills and also to investigate value-added downstream opportunities and other means of increasing shareholder value including further dividend increases.


/s/ David Sutherland
----------------------
President and Chief Executive Officer
October 29, 2004


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarter of 2004, record net income attributable to common shareholders was $144.5 million or $2.76 per diluted share including $0.39 per diluted share resulting from reduction of the valuation allowance against future income tax assets. This was substantially better than the net loss attributable to common shareholders of $1.7 million ($0.04 per diluted share) for the third quarter of 2003, and net income attributable to common shareholders of $66.4 million ($1.22 per diluted share) for the prior quarter.

Record quarterly sales of $641.9 million were $306.9 million or 92% higher than the $335.0 million reported in the third quarter of 2003. 2004 results include the impact of the raw materials surcharge implemented January 1, 2004 to offset unprecedented input cost increases. Composite pricing increased 86% and tons shipped increased 3% relative to last year's third quarter. Sales were up $93.6 million or 17% over the prior quarter and composite pricing increased 23% while tons shipped decreased 5%. Steel mill product sales of $411.3 million were up 121% over the same quarter last year and up 18% over the prior quarter, reflecting price increases implemented on the strength of continued strong demand. Tubular product sales of $230.6 million were up 55% from the same quarter last year and up 16% from the record levels of the prior quarter. Sales of large diameter pipe were down compared to the prior quarter and up compared to the third quarter of last year, reflecting completion of the Cheyenne Plains Grade 80 pipe contract this quarter and initial shipments against the East Texas Expansion Project order. The average active Canadian rig count decreased 15% from the third quarter of 2003 and was up 62% compared to last quarter - the second quarter being the seasonal low quarter of the year. The average active U.S. rig count was up 13% over the third quarter of 2003 and 6% over the prior quarter.

Gross income of $218.8 million for the quarter was $192.4 million higher than the same period last year and up $85.1 million over last quarter. Quarterly gross margins improved to 34% from 8% in the third quarter of 2003 and 24% in the last quarter. The average per ton cost of consumed scrap increased 74% over the third quarter of 2003 and was up 9% over the prior quarter.

Production of liquid steel increased by 10% over the prior year and 3% over last quarter. The quarterly utilization rate at the three steelworks combined was consistent with both the second quarter of 2003 and the prior quarter. The Montpelier Steelworks underwent planned maintenance shutdowns of approximately nine days in the third quarter of 2004 and eight days in 2003. Slab production for external sale continued during most of the 2004 shutdown. Similar scheduled maintenance shutdowns are anticipated at the Regina and Mobile steelworks in the fourth quarter 2004 and first quarter 2005, respectively.

Hurricane Ivan, while devastating much of the Gulf Coast, had limited impact on the Mobile Steelwork's production during the quarter. The Steelworks was shutdown two days before Ivan made landfall in preparation for the storm and resumed normal production three days after the storm had passed. In addition, logistics were disrupted, hampering shipments in the second half of September.

Tubular production tons increased 15% from the third quarter of 2003 on the strength of large diameter pipe production and anticipated increased fourth quarter demand for energy products in Western Canada as wet weather conditions during the third quarter of 2004 negatively impacted drilling activity. Tons produced were consistent with the second quarter 2004. Large diameter pipe mill utilization was 33% in the third quarter of 2004, up from 27% in the same quarter of 2003, and down from 38% during the previous quarter.

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs of its production assets. Under the new method, the cost of major overhauls and repairs which are not capitalized, are expensed as incurred. Previously, the estimated costs of such overhauls and repairs were accounted for by accruing such costs on a straight-line basis over the period between the major overhaul and repair activities, generally 15 to 24 months, with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred. Previously reported amounts through March 31, 2004 have been restated to retroactively apply this accounting change.

Quarterly selling, research and administration expenses totaling $14.9 million were consistent with both the prior quarter and the third quarter 2003, and represented 2% of sales this quarter, 3% of sales last quarter and 4% of sales in the third quarter of 2003.

Interest expense on long-term debt was $8.7 million, up slightly from $8.6 million last quarter, but down $0.5 million from the expense reported in the third quarter of 2003 due to scheduled principal payments in April 2004.

Foreign exchange gains increased appreciably in the quarter, reflecting the significant strengthening of the Canadian dollar against the U.S. dollar. The quarterly average exchange rate was 76.5 cents in the third quarter of 2004, compared to 73.7 cents in the second quarter and 72.6 cents for 2003.

During the quarter, as a result of strong operating results in the United States, the Company was able to reduce the valuation allowance of $33.1 million, which had been recorded against the long-term future tax asset. As a result, the estimated effective annual tax rate for 2004 was adjusted downward from 38% to 32.3%. Through the third quarter of 2003, when the Company was not recognizing the tax benefit of the losses incurred in the United States, the estimated effective annual tax rate applied to quarterly results was 70%. The rate will return to an annual tax rate of approximately 38% in 2005.

Year to date sales totaled $1.7 billion, an increase of 83% over the first nine months of 2003. Gross margin improved from 7% to 26% year over year. Steel mill product sales of $1.0 billion were up $502.4 million from a year earlier. Steel mill composite pricing increased $230 per ton, while tons shipped increased 16%. Tubular product sales increased $257.6 million from the first nine months of 2003. Tubular composite selling prices increased $190 per ton on shipments that were up 25%.

Year to date selling, research and administration expenses totaled $45.9 million, 3% of sales, as compared to $40.7 million, 4% of sales, in 2003. The year over year increase results from increased provision for bad debts and increased compensation costs as bonus accruals increased in step with operating results.

Year to date interest expense on long-term debt was $26.7 million, up from $21.2 million last year, primarily due to the $200 million bond issue in June 2003.

Net income attributable to common shareholders was $242.2 million ($4.49 per diluted share) for the first nine months of 2004. This compares to a loss of $5.2 million ($0.11 per diluted share) in 2003.

FINANCIAL POSITION AND LIQUIDITY

Record operating results in the third quarter generated cash from operations, before changes in working capital, of $178.1 million, up from $23.8 million in the third quarter of 2003, and $119.9 million in the prior quarter. Cash at September 30, 2004 was $200.0 million, up $117.1 million in the quarter. During the quarter, $72.4 million was invested in inventory primarily due to an increase in tubular products. Tubular tons increased due to a normal seasonal build up in anticipation of drilling activity, compounded by lower than anticipated shipping levels due to wet weather in the third quarter. The cost per ton also increased for all inventory due to higher material costs. Accounts receivable utilized $23.0 million, as a result of record sales levels, while increased accounts payable generated $18.1 million of cash.

Investments in capital assets were $8.7 million, up $6.2 million over the third quarter 2003 level and up $4.2 million from the prior quarter. As previously disclosed, maintenance capital for 2004 is expected to be up to $30.0 million, well below depreciation levels, and reflects the significant previous investments made in IPSCO's modern mills.

There were no outstanding borrowings under IPSCO's revolving term credit facility. Availability under existing borrowing facilities was $186.6 million at quarter end. The funded debt to total capitalization ratio was reduced from 39.3% at the end of 2003 to 35.4% at September 30, 2004 as a result of positive operating results and scheduled debt repayments.

                                  (thousands of U.S. dollars, except per share amounts)
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       Quarter ended       Sept 30,      June 30,     March 31,     Dec 31,      Sept 30,      June 30,     March 31,     Dec 31,
                             2004          2004         2004         2003          2003          2003         2003         2002
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
Sales                      $641,863      $548,275     $482,908      $381,513     $334,974      $298,216     $279,863     $256,083
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Net income (loss)
attributable to
common shareholders         144,477        66,386       31,329         9,727       (1,673)       (6,683)       3,139        6,327
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Earnings (loss) per
share - basic                  2.99          1.38         0.65          0.20        (0.04)        (0.14)        0.07         0.13
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Earnings (loss) per
share - diluted                2.76          1.22         0.57          0.20        (0.04)        (0.14)        0.07         0.13
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